Exhibit 99.2

15 April 2026

Chairman’s Address to AGM

I will provide my perspective on the Company’s progress over the past year, which has been an important period of operational progress, as well as the opportunities and challenges facing NOVONIX and the sector more broadly.

Globally, calendar year 2025 was marked by geopolitical instability and risk-off positioning by investors.

Electrification of transportation and the greater need for battery energy storage systems reemerged as major energy security issues as well as key climate response mechanisms. This has been amplified by the more recent turmoil in the Middle East, exposing global vulnerability to supply chain disruptions for oil and gas.

It has also emphasised the need among nation states to achieve greater self-sufficiency in production of critical minerals such as synthetic graphite which is vital for EV-grade batteries and battery energy storage systems, as well as reduced reliance on energy from oil and gas.

For our Company, 2025 marked the achievement of a key milestone with the delivery of its first mass production, commercial-grade sample of synthetic graphite for industrial applications. This demonstrates that the Company’s proprietary continuous graphitization furnace technology is capable of producing material at scale and represents an important step toward broader commercialisation.

At our Riverside facility in Chattanooga, we completed the installation and commissioning of the mass production equipment required to support qualification for our lead customer, Panasonic Energy. With four graphitization furnaces installed, the Company has progressed furnace calibration and raw material testing as part of its transition toward large-scale production.

We have continued to engage closely with customers and potential customers across battery, energy storage, and industrial applications, providing samples for qualification and progressing discussions with a range of counterparties.

The Company has indicated that mass production of industrial-grade synthetic graphite is expected to commence in 2026, reflecting the shorter qualification pathway for these

1029 West 19th Street, Chattanooga, TN 37408, USA | novonixgroup.com

materials. At the same time, we updated the market on the expected timing for commencement of mass production of battery-grade anode material for Panasonic Energy, which is now anticipated in the second half of 2027, reflecting the rigorous qualification processes required for anode grade synthetic graphite for EVs and battery energy storage systems.

In July, NOVONIX strengthened its financial position through the execution of a funding agreement with Yorkville Advisors that provided access to US$100 million in convertible debentures, through multiple tranches drawn during the second half of 2025.

During the year, the Company completed the sale of its Mt Dromedary natural graphite project and more recently also entered into a binding term sheet for the proposed divestment of its NOVONIX Battery Technology Solutions business.

These two actions show a sharpened focus by NOVONIX on its core strategy of developing and scaling synthetic graphite production in the United Sates. This focus will continue to enable the Company to concentrate its resources on a single, high-priority opportunity aligned with evolving supply chain and policy dynamics. The proposed BTS transaction remains subject to final documentation and customary conditions precedent.

At the corporate level, we strengthened our leadership team with the appointment of Mike O’Kronley as Chief Executive Officer and Managing Director, Kimberly Heimert as Chief Legal and Risk Officer, and Dwayne Johnson as Chief Operating Officer, supporting the next phase of operational execution.

While the Company has made solid progress, we continue to operate in a complex and evolving environment. The qualification of battery-grade materials, the scaling of advanced manufacturing processes, and broader market dynamics remain key areas of focus.

Notwithstanding these challenges, NOVONIX remains well positioned, with advanced technology, strategic customer engagement, and a clear focus on establishing a United States domestic supply of anode grade synthetic graphite.

Also, I would like to thank Nick Liveris, who has taken the decision to retire from our Board, effective at the conclusion of this AGM, to focus on his other commitments. Nick was previously the Company’s Chief Financial Officer and its first full-time employee, transitioning to a non-executive Director in 2024. We thank Nick for his significant contribution to the Company and wish him all the best in his future endeavours.

The Board remains sharply focused on disciplined execution of the Company’s strategy and on delivering long-term value to shareholders.

1029 West 19th Street, Chattanooga, TN 37408, USA | novonixgroup.com

We appreciate your continued support and look forward to providing further updates on our progress.

Thank you, and I will now turn to the business of the meeting.

ENDS

1029 West 19th Street, Chattanooga, TN 37408, USA | novonixgroup.com